

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 16, 2007

<u>Via U.S. mail</u>

Mr. Alan D. Branham
Midway Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada V4B 1E6

> **Re:** **Midway Gold Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 2, 2007**
> **File No. 333-145141**

Dear Mr. Branham:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your interim financial statements and related information, through September 30, 2007, in accordance with Rule 3-12 of Regulation S-X. Also submit with your next response several copies of your new amendment (number three) that are marked to show only the changes to amendment two, and several copies of amendment two that are marked to show only the changes to amendment one.

Financial Statements, page 85

Note 2 – Significant Accounting Policies, page 94

(f) impairment of long-lived assets, page 95

2.   We note that you have not complied with prior comment 13, concerning the need
        to clarify how the procedures necessary to "monitor" your long-lived assets,
        whether in the exploration, development, or production stage, for impairment
        compare to those which would be necessary to "test" those assets for impairment.
        As indicated in our earlier comment 54, in our letter to you dated September 5,
        2007, you would need to have conducted and documented your impairment
        testing as at each balance sheet date, given your history of operating and cash
        flow losses, to comply with SFAS 144; this should be apparent from your
        disclosure. Please complete the necessary procedures and revise your disclosure
        to explain the circumstances under which you have tested your long-lived assets
        for impairment, following the guidance in SFAS 144.

3.   On a related point, we note that the revisions you have made in response to prior
        comment 13 indicate that value beyond proven and probable reserves (VBPP)
        would be attributed to properties in the development or producing stage, but are
        silent with respect to exploration stage properties where you have not yet
        established reserves. We do not see declaring reserves as a prerequisite to
        applying the guidance in EITF 04-3, although you would need to have
        documentation supporting any value attributed to VBPP in conducting your
        impairment testing, as indicated in paragraph 8. Please contact us by telephone if
        you require further clarification or would like to discuss.

Pro Forma Financial Statements, page 167

4.   We note that although you have complied with prior comment 14 by including a
        pro forma statement of income covering the six month period ended June 30,
        2007 (along with the Pan-Nevada results for the three months ended January 31,
        2007, prior to your acquisition); due to the passage of time, it will now be
        necessary to update your pro forma statement of income to cover the nine month
        period ended September 30, 2007, replacing the information for the six month
        period ended June 30, 2007.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Alan D. Branham
Midway Gold Corp.
November 16, 2007
Page 4

       You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Madison, Attorney-Advisor, at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                      Sincerely,

                      H. Roger Schwall
                      Assistant Director

cc: T. Levenberg
   K. Hiller
   G. Schuler
   T. Towner
   J. Madison

   <u>Via facsimile</u>
   Kenneth G. Sam, Esq.
   (303) 629-3450